UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                     EVANS & SUTHERLAND COMPUTER CORPORATION
                ------------------------------------------------
                                (Name of Issuer)


                          Common Stock,$0.20 Par Value
                         -------------------------------
                         (Title of Class of Securities)

                                    299096107
                                 --------------
                                 (CUSIP Number)

                                  July 17, 1998
                               ------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]     Rule 13d-1(b)
                  [X]     Rule 13d-1(c)
                  [ ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                         Continued on following page(s)
                               Page 1 of 14 Pages

                                  SCHEDULE 13G

 CUSIP No.  299096107                                         Page 2 of 14 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Soros Fund Management LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5       Sole Voting Power
 Number of                                 189,900
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                       0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                   189,900
    With
                           8        Shared Dispositive Power
                                                  0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            189,900

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                     [x]

11       Percent of Class Represented By Amount in Row (9)

                                    2.12%

12       Type of Reporting Person*

                  OO; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No.  299096107                                          Page 3 of 14 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  George Soros (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5       Sole Voting Power
 Number of                                    0
   Shares
Beneficially               6       Shared Voting Power
  Owned By                              189,900
    Each
  Reporting                7       Sole Dispositive Power
   Person                                     0
    With
                           8       Shared Dispositive Power
                                         189,900

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                         189,900

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                                             [x]

11       Percent of Class Represented By Amount in Row (9)

                                    2.12%

12       Type of Reporting Person*

                  IA
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 299096107                                           Page 4 of 14 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Stanley F. Druckenmiller (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5       Sole Voting Power
 Number of                                     0
   Shares
Beneficially               6       Shared Voting Power
  Owned By                               189,900
    Each
  Reporting                7       Sole Dispositive Power
   Person                                      0
    With
                           8       Shared Dispositive Power
                                         189,900

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                         189,900

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                                    2.12%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No.  299096107                                          Page 5 of 14 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Winston Partners, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5       Sole Voting Power
 Number of                                  116,900
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                        0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                   116,900
    With
                           8        Shared Dispositive Power
                                                  0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            116,900

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                                         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    1.31%

12       Type of Reporting Person*

                  PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No.  299096107                                          Page 6 of 14 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Chatterjee Fund Management, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5       Sole Voting Power
 Number of                                   116,900
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                         0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                    116,900
    With
                           8        Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            116,900

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                                         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    1.31%

12       Type of Reporting Person*

                  PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No.  299096107                                          Page 7 of 14 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Purnendu Chatterjee (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5       Sole Voting Power
 Number of                                 116,900
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                       0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                  116,900
    With
                           8       Shared Dispositive Power
                                                 0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            116,900

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                                         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    1.31%

12       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 14 Pages


Item 1(a)      Name of Issuer:

               Evans & Sutherland Computer Corporation (the "Issuer").

Item 1(b)      Address of the Issuer's Principal Executive Offices:

               600 Komas Drive, Salt Lake City, Utah 84108.

Item 2(a)      Name of Person Filing:

               This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               i) Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC");

               ii)  Mr. George Soros ("Mr. Soros");

               iii) Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller");

               iv) Winston Partners, L.P., a Delaware limited partnership ("Winston L.P.");

               v)   Chatterjee  Fund   Management,   L.P.,  a  Delaware
                    limited partnership ("CFM"); and

               vi)  Purnendu Chatterjee ("Dr. Chatterjee").

               This Statement relates to Shares (as defined herein) held for the accounts of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners") and Winston L.P., a Delaware limited partnership. SFM LLC, a Delaware limited liability company, serves as principal investment manager to Quantum Partners and as such, has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners. Mr. Soros is the Chairman of SFM LLC. Mr. Druckenmiller is the Lead Portfolio Manager and a Member of the Management Committee of SFM LLC. CFM is a Delaware limited partnership and the general partner of Winston L.P. Dr. Chatterjee is the sole general partner of CFM.

Item 2(b)      Address of Principal Business Office or, if None, Residence:

               The address of the principal business office of each of SFM LLC, Mr. Soros and Mr. Druckenmiller is 888 Seventh Avenue, 33rd Floor, New York, NY 10106. The address of the principal business office of each of Winston L.P., CFM, and Dr. Chatterjee is 888 Seventh Avenue, 30th Floor, New York, NY 10106.

Item 2(c)      Citizenship:

               i)   SFM LLC is a Delaware limited liability company;

               ii)  Mr. Soros is a United States citizen;

                                                              Page 9 of 14 Pages


               iii) Mr. Druckenmiller is a United States citizen;

               iv)  Winston L.P. is a Delaware limited partnership;

               v)   CFM is a Delaware limited partnership; and

               vi)  Dr. Chatterjee is a United States citizen.


Item 2(d)      Title of Class of Securities:

               Common Stock, $0.20 par value (the "Shares").

Item 2(e)      CUSIP Number:

               299096107

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                        This Item 3 is not applicable.

Item 4.       Ownership:

Item 4(a)     Amount Beneficially Owned:

               As of July 24, 1998, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

               i) Each of SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed to be the beneficial owner of the 189,900 Shares held for the account of Quantum Partners.

               ii) Each of Winston L.P., CFM and Dr. Chatterjee may be deemed to be the beneficial owner of the 116,900 Shares held for the account of Winston L.P.

Item 4(b)      Percent of Class:

               i) The number of Shares of which each of SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed to be the beneficial owner constitutes approximately 2.12% of the total number of Shares outstanding.


               ii) The number of Shares of which each of Winston L.P., CFM and Dr. Chatterjee may be deemed to be the beneficial owner constitutes approximately 1.31% of the total number of Shares outstanding.

               Dr. Chatterjee has reached understandings with each of Quantum Partners and SFM LLC pursuant to which Dr. Chatterjee will furnish to each of Quantum Partners and SFM LLC recommendations concerning transactions in the Shares. It is contemplated by the Reporting Persons that Dr. Chatterjee will share in any profits with respect to Shares held for the account of Quantum Partners.

                                                             Page 10 of 14 Pages

Item 4(c)      Number of shares as to which such person has:

    SFM LLC

    (i) Sole power to vote or to direct the vote:                        189,900

    (ii) Shared power to vote or to direct the vote:                           0

    (iii) Sole power to dispose or to direct the disposition of:         189,900

    (iv) Shared power to dispose or to direct the disposition of:              0

    Mr. Soros

    (i) Sole power to vote or to direct the vote:                              0

    (ii) Shared power to vote or to direct the vote:                     189,900

    (iii) Sole power to dispose or to direct the disposition of:               0

    (iv) Shared power to dispose or to direct the disposition of:        189,900

    Mr. Druckenmiller

    (i) Sole power to vote or to direct the vote:                              0

    (ii) Shared power to vote or to direct the vote:                     189,900

    (iii) Sole power to dispose or to direct the disposition of:               0

    (iv) Shared power to dispose or to direct the disposition of:        189,900

    Winston L.P.

    (i) Sole power to vote or to direct the vote:                        116,900

    (ii) Shared power to vote or to direct the vote:                           0

    (iii) Sole power to dispose or to direct the disposition of:         116,900

    (iv) Shared power to dispose or to direct the disposition of:              0

                                                             Page 11 of 14 Pages


    CFM

    (i) Sole power to vote or to direct the vote:                        116,900

    (ii) Shared power to vote or to direct the vote:                           0

    (iii) Sole power to dispose or to direct the disposition of:         116,900

    (iv) Shared power to dispose or to direct the disposition of:              0

    Dr. Chatterjee

    (i) Sole power to vote or to direct the vote:                        116,900

    (ii) Shared power to vote or to direct the vote:                           0

    (iii) Sole power to dispose or to direct the disposition of:         116,900

    (iv) Shared power to dispose or to direct the disposition of:              0


Item 5.        Ownership of Five Percent or Less of a Class:

               If this Statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of a class of securities, check the following:
[X]

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               (i) The partners of Quantum Partners, including Quantum Fund N.V., a Netherlands Antilles corporation, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held by Quantum Partners in accordance with their partnership interests in Quantum Partners.

               (ii) The partners of Winston L.P. have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held for the account of Winston L.P. in accordance with their ownership interests in Winston L.P.

               Each of SFM LLC, Mr. Soros and Mr. Druckenmiller expressly disclaims beneficial ownership of any Shares held directly for the account of Winston L.P. Each of Winston L.P., CFM and Dr. Chatterjee expressly disclaims beneficial ownership of any Shares held directly for the account of Quantum Partners.

                                                             Page 12 of 14 Pages



Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
               Company:

               This Item 7 is not applicable.

Item 8.        Identification and Classification of Members of the Group:

               This Item 8 is not applicable.

Item 9.        Notice of Dissolution of Group:

               This Item 9 is not applicable.

Item 10.       Certification:

               By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 13 of 14 Pages


                                                    SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  July 24, 1998               SOROS FUND MANAGEMENT LLC


                                   By:/s/ Michael C. Neus
                                      --------------------------------
                                      Michael C. Neus
                                      Assistant General Counsel


Date:  July 24, 1998               GEORGE SOROS


                                   By:/s/ Michael C. Neus
                                      ---------------------------------
                                      Michael C. Neus
                                      Attorney-in-Fact


Date:  July 24, 1998               STANLEY F. DRUCKENMILLER


                                   By:/s/ Michael C. Neus
                                      ---------------------------------
                                      Michael C. Neus
                                      Attorney-in-Fact

Date:  July 24, 1998               WINSTON PARTNERS, L.P.

                                   By: Chatterjee Fund Management, L.P.,
                                       General Partner

                                       By: Purnendu Chatterjee,
                                           General Partner


                                           By:/s/ Peter Hurwitz
                                              -----------------------------
                                              Peter Hurwitz
                                              Attorney-in-Fact

                                                             Page 14 of 14 Pages


Date: July 24, 1998                    CHATTERJEE FUND MANAGEMENT, L.P.

                                       By: Purnendu Chatterjee,
                                           General Partner


                                           By:/s/ Peter Hurwitz
                                              -----------------------------
                                              Peter Hurwitz
                                              Attorney-in-Fact


Date:  July 24, 1998                   PURNENDU CHATTERJEE



                                       By:/s/ Peter Hurwitz
                                          -------------------------------
                                          Peter Hurwitz
                                          Attorney-in-Fact